Exhibit 99.1

YM BIOSCIENCES REPORTS FIRST PATIENT IN PHASE I/II TRIAL OF JAK1/JAK2 INHIBITOR, CYT387 ENROLLED BY CYTOPIA

MISSISSAUGA, Canada - November 23, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported that Cytopia (ASX:CYT) has commenced enrollment of a Phase I/II trial evaluating CYT387, a potent, orally-administered JAK1/JAK2 inhibitor. The trial is being conducted at Mayo Clinic in Rochester, Minnesota. A proposal to merge Cytopia into YM has been previously announced and is pending approval by Cytopia shareholders, Australian court and other regulatory approvals.

YM BioSciences understands that the dose-escalation Phase I/II study by Cytopia is investigating the safety and tolerability of CYT387 administered as a daily oral capsule dose in 30-60 patients with myelofibrosis, a disorder within a family of hematological conditions known as myeloproliferative neoplasms (MPN) and that the study will also allow preliminary assessment of the compound’s activity in these patients including its effect on spleen size, hematological symptoms, quality-of-life and markers of aberrant JAK2 activity in blood. Dr. Ayalew Tefferi, Professor of Hematology at Mayo Clinic will be Study Chairman for the program with Dr. Animesh Pardanani acting as Lead Investigator. Initial safety data from the trial are expected in mid-2010.

“The utility of JAK2 inhibitors may be broadly applicable and is not limited to myelofibrosis. Additional potential indications include other MPNs, graft-vs-host disease, solid tumors and inflammatory conditions. To suitably address this large potential requirement, the development of multiple JAK2 inhibitor candidates may be warranted,” said Dr. Ayalew Tefferi.  “Patient safety is very important with this class of compounds and can be reliably predicted only by testing in humans. It is premature to select the best JAK2 inhibitors in clinical development as there is a need for longer follow-up data on safety and efficacy than is currently available. As such, the results of this study could yield important data on the potential for this molecule and possibly the entire class.”

”Given the broad potential of JAK inhibitors, the human clinical safety data generated from this first clinical trial could be pivotal to the further development of CYT387 and its differentiation within the class. Limited data is available on the use of JAK 2 inhibitors in this patient population but a strong rationale exists to pursue this approach,” said David Allan, Chairman and CEO of YM BioSciences. “This program has also been an opportunity for productive collaboration between the YM and Cytopia teams to further advance Cytopia’s pipeline.”

CYT387 is reported to potently inhibit the JAK2 enzyme, a mutated form of which has been implicated in a variety of MPNs including myelofibrosis, polycythemia vera and essential thrombocythemia. CYT387 has reportedly demonstrated the ability to attenuate MPN symptoms in preclinical models and disrupt JAK2 hyperactivity in cells from patients with MPNs.  These data suggest that the compound may exert a profound effect on the human diseases. Over-activity of the JAK2 enzyme has also been noted in certain cancers and in inflammatory conditions, such as rheumatoid arthritis and psoriasis.

Myelofibrosis is a chronic, debilitating condition where the patient’s bone marrow is replaced by scar tissue.  This compromises the ability of patients to produce sufficient blood cells and creates a reliance on organs other than the bone marrow, including the liver and spleen, to produce blood cells. Typical symptoms include an enlarged spleen, progressive anemia and poor overall survival.

“The commencement of our CYT387 clinical study is another significant milestone delivered by Cytopia and we look forward to its progress under the guidance of Dr. Tefferi and his colleagues,” said Mr. Andrew Macdonald, CEO of Cytopia. “The combination of JAK1 and JAK2 inhibitory activity in this compound represents a potential advantage over JAK2 inhibitors.  JAK1 is hypothesized to have an effect on cytokines and cachexia, and thus may improve the quality of life in patients with JAK2 mediated diseases. Cytopia will seek to demonstrate the activity of CYT387 in other diseases where JAK1 and JAK2 activity may be important.”

About Cytopia
Cytopia Ltd is an Australian biotechnology company focused on the discovery and development of new drugs to treat cancer and other diseases.  Cytopia conducts its research and drug development through subsidiaries based in Melbourne, Australia and California, USA and specializes in developing new small molecule compounds with an improved therapeutic profile for the treatment of cancer.

The company’s lead drug candidate is CYT997, a vascular disrupting agent (VDA) for the treatment of various cancers, which is currently being evaluated in Phase II clinical studies.  CYT387, a novel oral JAK1/JAK2 inhibitor focused on the treatment of myeloproliferative disorders, is also being investigated in a Phase I/II clinical study.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, rare incidents of Grade IV radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
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Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
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